SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE

FINANCE AND INVESTMENT COMMITTEE OF BRASKEM S.A.

1      Purposes

The Finance and Investment Committee (“CFI” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a permanent body to support Braskem’s Board of Directors (“Board” or “CA”) with respect to the matters described in item 2 of these Internal Rules (“Rules”).

2      Duties

The CFI shall:

 i.        Follow up on compliance with the guidelines set forth in the Company’s policies pertaining to:

•          financial matters;

•          investments;

•          trade of securities; and

•          insurance and warranties.

   ii.         Assess the proposals of Braskem’s Business Leader (“LN-Braskem”) to update the policies set forth on item “i” above;

   iii.        Contribute to the proposal of the LN-Braskem’s Action Program (“PA”), prior to CA’s analysis, with a focus on the financial strategy, investment plan, leverage targets, as well as the proposed Weighted Average Cost of Capital (“WACC”);

  iv.         Follow up Braskem’s quarterly results, by means of financial statements, with a focus on the managerial analysis of the income, identifying to the CA the material deviations of the macro-indexes in relation to the LN-Braskem’s PA.

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   v.         Assess, prior to CA’s analysis, (i) the annual financial statements, (ii) the annual management report, and (iii) the results allocation proposal, including the distribution of dividends and capital budget;

  vi.         Assess, prior to the CA’s analysis, the proposal for the acquisition or sale of assets, as well as the operational or expansion investments of Braskem and its controlled companies;

 vii.         Follow up the investments approved by the CA, during their execution, indicating material deviations regarding the original budget and their impacts on the Internal Rate of Return (“IRR”) of the project, pursuant to limits set forth by Braskem’s investment policy;

viii.         Assess the performance of investments approved by the CA up to twenty-four (24) months after their conclusion (post-EVTE), if a longer term is not established by the CFI;

  ix.         Assess, prior to CA’s analysis, the financial transactions subject to CA’s approval, particularly with regard to their structure, costs and guarantees, and consistency with the financial macro-equation included in LN-Braskem’s PA;

   x.         Assess, prior to CA’s analysis, on an annual basis, the LN-Braskem’s proposal on the delegation limits for officers can contract loans, financings or capital market transactions;

  xi.         Analyze and follow up the protection instruments for the Company’s accounting results;

 xii.         Assess, on an annual basis, the property insurance proposal covering Braskem’s tangible assets, evaluating its adherence to the current guidance documents related to this matter. For better compliance with this duty, it shall be incumbent upon the CFI to assess the insurance renegotiation bases, before their contracting, also becoming aware of the criteria to choose insurance companies to take part in the competitive bids;

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xiii.         Asses tax matters related subject to the CA’ authority;

xiv.         Assess, prior to CA’s analysis, the transactions demanding concession of guarantees of any nature by the shareholders subject to CA’s approval;

 xv.         Follow up the financial strategy, including indebtedness, financial and leverage indexes, transactions with derivatives, contingency plan, protection of paid dividends, sensitivity analysis and leverage targets;

xvi.         Follow up the performance of Braskem’s stock in the capital market in relation (i) to the performance of stock from comparable companies, and (ii) to the main indexes of markets where Braskem has stock listed in the stock exchange; and

xvii.         Approve, on the first meeting of each fiscal year, the basic schedule of the ordinary meetings, as proposes by its coordinator, encompassing the activities incumbent on the CFI and others which may be necessary to comply with the work requests set forth by the CA, as well as the schedule to hold said meetings.

3      CFI’s Operation

3.1     Composition and Term of Office

The CFI shall comprise at least three (3) and at the most five (5) members chosen by the Board itself, appointed by the Chairman (“P-CA”) from among the effective and alternate CA members, one of whom shall be appointed as the CFI coordinator.

The term of office of the CFI members shall coincide with the term of office on the Board. If a CFI member permanently ceases to occupy his or her position as director prior to the end of his or her respective term of office, the P-CA shall timely appoint a substitute, to be approved by the CA. The CFI member position may not be delegated.

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3.2     Coordination

The CFI coordinator shall have the following duties:

                      i.      To propose to the CFI, whenever necessary, changes to the approved basic agenda and annual schedule, considering the recommendations of the other CFI members;

                     ii.      To ratify the CFI ordinary meetings schedule, before the CA’s Executive Secretary (“S-CA”) submits it to the members of the Committee;

                    iii.      To convene and conduct the CFI meetings;

                    iv.      To set forth the need for extraordinary meetings, proposing dates for holding them and their respective agendas, in observance of the right of the other members to request the convening of such meetings;

                     v.      To assure that the invitation and agenda for the meetings be submitted to the Committee’s members, by means of the S-CA, along with any support material required, within the term set forth in these Rules;

                    vi.      To invite, whenever necessary, external advisors, members of the management and other Braskem members to attend the meetings. The invitation shall be made with the S-CA’s support;

                   vii.      To submit to the CA the analyses, opinions and reports drafted within the CFI scope which must be submitted to the CA;

                  viii.      To propose to the management the hiring of external consultancies in order to, in certain situations, aid the Committee’s tasks. The hiring process shall comply with Braskem’s guidance documents on the matter;

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                    ix.      To assure that the draft minutes of the meetings be sent to the Committee’s members for analysis within three (3) business days after the meeting;

                     x.      To comply and ensure compliance with the rules set forth in these Rules; and

                    xi.      To submit to the CA any proposals of updates to these Rules.

3.3     Meetings

The CFI develops its activities mainly by means of work meetings, and, for such, it holds meetings, on an ordinary basis, at least on a quarterly basis, pursuant to the annual schedule approved on the first meeting of each fiscal year, and, on an extraordinary basis, whenever the CFI coordinator or any of its members deems necessary, in alignment with the CFI coordinator, or whenever the circumstances.

The CFI ordinary meetings to analyze matters for the CA’ resolution shall be held at least seven (7) days prior to the dates scheduled for Braskem’s Board of Directors Meetings (“RCA” or “RCAs”), unless the majority of its members agree on a shorter term, however, always prior to the RCAs.

The convocations, agendas, as well as the support materials for the meetings, shall be provided to the Committee members by the S-CA, at least ten (10) consecutive days prior to the date of the meeting, unless the majority of its members agree on a shorter term, however, not shorter than forty-eight (48) hours; in such cases, a duly documented agenda shall be provided.

The CFI meetings shall be held, preferably, at Braskem's head office, and may be held remotely, by conference call, video-conference or any other means of communication that allows the identification of the Committee member and simultaneous communication with all the other people attending the meeting. In case of remote meetings, each CFI member shall be individually and solely liable for taking all measures required to assure the strict confidentiality thereof, and access to any information dealt with in the meeting by persons not authorized by the CFI coordinator is strictly prohibited. The means of communication to be used by a board member shall be that informed by the Company’s Information Security Area. In case it is not possible to use the mean informed as above mentioned, the board member shall inform in advance the S-CA the mean of communication to be used, so that the Information Security Area may validate it.

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Preferably, all CFI members must take part in all meetings, whether in person or through conference call, video-conference or by any other mean of communication. The minimum quorum to convene a meeting shall be more than half of its members. Any Committee member unable to attend a meeting shall prior inform the CFI coordinator and appoint, if applicable, which member shall represent him or her.

The CFI’s recommendations must be registered in minutes drafted by the S-CA and, after being ratified by the CFI members, made available in Braskem’s governance website. The minutes must be filed by the corporate governance area, at the Company’s headquarters.

Any CFI meeting may, at the coordinator’s discretion, be confidential, in whole or in part, if it features any matter which might so require.

3.4     Miscellaneous

The S-CA is responsible for providing support to the CFI, according to the duties set forth in the CA’s Internal Rules.

The communications between CFI members and other assistants, whenever it occurs, must be made under a confidentiality regime.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.